Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061








                                            December 26, 2006



VIA EDGAR

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention: Pamela A. Long


                            Foamex International Inc.
            Registration Statement on Form S-1 (File No. 333-138180)
            --------------------------------------------------------

Dear Ms. Long:

              Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), Foamex International Inc. ("we" or the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the "Form S-1") be accelerated to 2:00 PM Eastern time, on December 28, 2006 or as soon thereafter as is practicable.

              We understand that the staff will consider this request as confirmation that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934 (the "Exchange Act") as they relate to the proposed public offering of the securities specified in the Form S-1. In connection with the foregoing, we hereby acknowledge that:

    o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from

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         its  full   responsibility  for  the  adequacy  and  accuracy  of  the disclosure in the filing; and

    o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              If you have any questions regarding the foregoing, please contact Brian S. Korn, Esq. (212-373-3296) or Emilio Mena Jr., Esq. (212-373-3487) of
Paul, Weiss, Rifkind, Wharton & Garrison LLP.

                                     Very truly yours,

                                     FOAMEX INTERNATIONAL INC.



                                     By: /s/ Gregory J. Christian
                                         --------------------------------------
                                         Name:  Gregory J. Christian, Esq.
                                         Title: Executive Vice President, Chief
                                                Administrative Officer, Chief
                                                Restructuring Officer and
                                                General Counsel


cc:  Judith R. Thoyer, Esq.
     Paul, Weiss, Rifkind, Wharton & Garrison LLP